

November 25, 2013

Via E-mail
Mr. Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

      Re: **IEH Corporation**
              Form 10-K for the fiscal year ended March 29, 2013
              Filed July 10, 2013
              Amendment No. 1 to Form 10-K for the fiscal year ended March 29,
              2013 Filed November 15, 2013
              File No. 000-05278

Dear Mr. Knoth:

      We have reviewed your filings and correspondence dated November 4, 2013 and have the following comment.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comments, we may have additional comments.

Amendment No 1 to Form 10-K for the fiscal year ended March 29, 2013

Independent Auditor's Report, page 34

1. We note that the last line of the third paragraph in the audit report on page 34 of Amendment No. 1 to your Form 10-K refers to "U.S. principles generally accepted accounting." Please file a full amendment to your Form 10-K that includes an audit

report that refers to "U.S. generally accepted accounting principles" consistent with your correspondence dated November 4, 2013.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief